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Mark R. Ziebell 714.427.7402 mziebell@swlaw.com	September 23, 2011

Via Edgar
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-7010
Attn.:  John Reynolds, Assistant Director

RE:	Proteo, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed on March 15, 2011
File No.: 000-30728

Dear Mr. Reynolds:

Reference is hereby made to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated September 12, 2011 to Ms. Birge Bargmann, Chief Executive Officer of Proteo, Inc. (the “Company”), with respect to the Company’s Form 10-K for the year ended December 31, 2010 (the "Form 10-K") which was filed with the Commission on March 15, 2011.  The Company hereby respectfully requests an extension of ten business days within which to respond to the Staff’s comment letter.

If you have any questions, please do not hesitate to give me a call at (714) 427-7402.

Very truly yours,

Snell & Wilmer

/s/ Mark R. Ziebell

Mark R. Ziebell

cc:           Birge Bargmann